Exhibit (a)(1)(vi)

February 27, 2004

To Our Stockholders:

Limited Brands, Inc. is offering to purchase up to 44,444,000 shares of its common stock at a purchase price not greater than $22.50 nor less than $19.75 per share. The Company is conducting the tender offer through a procedure commonly referred to as a modified “Dutch Auction”. This procedure allows you to select the price within the $19.75 to $22.50 price range at which you are willing to sell some or all of your shares to the Company. Alternately, this procedure allows you to sell all or a portion of your shares to the Company at a price determined by the Company pursuant to the “Dutch Auction” process.

Based upon the number of shares tendered and the prices specified by tendering stockholders, the Company will determine a single price (the “purchase price”) within the $19.75 to $22.50 price range that will allow it to buy 44,444,000 shares (or such lesser number of shares as are properly tendered). In the event the final purchase price is less than the maximum price of $22.50 per share and more than 44,444,000 shares are tendered in the tender offer at or below the purchase price, the Company intends to exercise its right to purchase up to an additional 2% of its outstanding shares without extending the tender offer so that the Company repurchases up to $1 billion of its shares. Limited Brands will pay tendering stockholders the purchase price in cash, for all of the shares that are properly tendered at prices at or below the purchase price, subject to possible proration and provisions relating to the tender of odd lots and conditional tenders described in the enclosed Offer to Purchase.

If you do not wish to participate in the tender offer, you do not need to take any action.

The tender offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. If you want to tender your shares, the instructions for tendering are also set forth in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the tender offer. Neither Limited Brands nor its Board of Directors makes any recommendation to any stockholder whether to tender or to refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether or not to tender your shares and, if so, how many shares to tender and the purchase price or prices at which you wish to tender your shares.

Please note that the tender offer is scheduled to expire at 12:00 Midnight, New York City time, on Thursday, March 25, 2004, unless we extend it.

On February 25, 2004, the last trading day prior to the announcement of the tender offer, the last reported sale price of the shares on the NYSE Composite Tape was $20.20 per share. Any stockholder whose shares are properly tendered directly to Wachovia Bank, N.A., the Depositary for the tender offer, and purchased in the tender offer, will not incur the usual transaction costs associated with open market sales. If you hold shares through a broker or bank, you should consult your broker or bank to determine whether any transaction costs apply.

If you have any questions regarding the tender offer or need assistance in tendering your shares, please contact the information agent for the tender offer, D.F. King & Co., Inc., at (888) 628-8208 (toll free), or either of the dealer managers for the tender offer, Banc of America Securities LLC, at (888) 583-8900, ext. 8537 (toll free), or J.P. Morgan Securities Inc., at (866) 262-0777 (toll free).

Very truly yours,

LESLIE H. WEXNER

Chairman and Chief Executive Officer